June 27, 2005

Mr. Gary Todd

Reviewing Accountant

United State Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Implant Sciences Corporation (the “Company”)
File No. 001-14949

Dear Mr. Todd:

In connection with the Staff’s comment letter, dated June 23, 2005, regarding the above-referenced matter, we hereby respectfully submit to you the following responses electronically via EDGAR.

For convenience of your review, in the subsequent pages, we have repeated the Staff’s questions and comments in bold type prior to our response.

Additionally, the company acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing.  If you have any questions or comments, please feel free to contact me at your earliest convenience.

Sincerely,
Implant Sciences Corporation

/s/ Diane J. Ryan

Diane J. Ryan
VP Finance and CFO

Item 8a. Controls and Procedures – Page 46

2.                                      Please refer to the proposed revisions in response to prior comment 9.  The proposed disclosure indicates that management has concluded that disclosure controls and procedures are effective “to ensure that material information relating to (y) our company is made known to management, including the CEO and CFO particularly during the period when (y)our periodic reports are being prepared.”  The language that is currently included after the word “effective” appears to be superfluous, since the meaning of “disclosure control and procedures” is established by Rule 13a-15(e) of the Exchange Act.  However, if you do not wish to eliminate this language, please revise so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).  Present the revised language in the amended Form 10-KSB.  The substance of this comment should also be applied to the disclosure presented in the Form 10-QSB as of March 31, 2005.

Our disclosure, which will also be included in our amended 10-QSB for the period ended March 31, 2005, would be similar to the following:  Based upon the Controls Evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, our Disclosure Controls are effective.

3.              Please refer to prior comment 10.  We note that the reportable condition primarily resulted from inadequate staffing and supervision over the review and financial statement close function; and, that those conditions lead to the untimely identification of certain accounting matters and contributed to numerous fourth quarter adjustments.  The amendment should include the response to this comment and should also clarify the steps you took to resolve the underlying weakness.

We would propose to expand the disclosure to state:  “The reportable condition primarily resulted from inadequate staffing and supervision over the review and financial statement close function.  This reportable condition led to the untimely reconciliation of certain account balances and financial information, which contributed to numerous fourth quarter adjustments.  The nature of these adjustments related to the review of certain equity matters and the impact of an incorrect tax rate used in the calculation of non-cash compensation using the Black Scholes model.  In addition, several other Balance Sheet accounts were reclassified to comply with GAAP, having no impact on the net income.

To resolve the underlying weakness which led to this reportable condition, management has committed to increase the staff by hiring an experienced controller to review the account balances and financial statement close process prior to review by the CFO.

(In January 2005, we hired a full time Controller.)

4.               Please refer to prior comment 11.  Please revise to present the proposed disclosure.  Also incorporate disclosure clarifying why the supervisory review was ineffective and describing the steps undertaken to resolve this weakness.

We would propose to expand the disclosure to state:  “Management concluded that our disclosure controls and procedures were effective because the errors were not related to material deficiencies in the design or operation of our internal controls.  Our disclosure controls and procedures, which include supervisory review were followed, however the error was not identified.    The independent review and verification procedures, designed to uncover weaknesses in the Disclosure Controls and Procedures, did not uncover the error.  Management concluded that the errors were inadvertent and isolated and related to insufficient supervisory staff experienced with complicated equity matters.  We have addressed this weakness by updating our pricing model to ensure the correct tax rate is utilized, educating the staff and committing to hiring an experienced controller.

5.               Please refer to prior comment 12.  We note from your proposed disclosure that there were ‘no material changes” to your internal controls.  However, Item 308c of Regulation S-B requires disclosure of any changes to internal control over financial reporting that materially affected, or is reasonably likely to materially affect your internal control over financial reporting, not just “material” changes.  Please revise your proposed disclosure to be consistent with the standard in Item 308c.  Further, we note your response that you have made certain changes to improve your internal control over financial reporting and that you have begun to implement other changes as a result of a reportable condition.  Please revise your disclosure to address specifically what the company is doing to improve your internal control over financial reporting, the timeline for completion and the actions the company is taking in the interim to mitigate the weakness in the controls.

We would propose to expand the disclosure to state:  “the company has made changes in its internal controls as a result of the reportable condition.  These changes include our commitment to put in place the appropriate resources to support our financial close processes. As part of this commitment, we have begun the process to identify and hire additional personnel to assist with the financial close process.  In the interim, to mitigate the weakness, we have contracted with an experienced independent accountant to assist with the financial close process until we identify a permanent hire for the finance department.  We expect to complete this interview process by the end of the second quarter of fiscal year 2005.”

(In January 2005, we hired a full time controller.)

Form 10-QSB for the Fiscal Period Ended March 31, 2005

Financial Statements, page 2

Consolidated Balance Sheets – Page 2

6.               Please refer to prior comment 13.  Given your history of losses it does not appear appropriate to report a deferred tax asset.  Either appropriately revise the Form 10-QSB or advise us as to why you believe the presentation conforms to GAAP.

We will appropriately revise the Form 10-QSB.

(After discussions with our legal counsel, management does not believe that  Section 4.02 of Form 8-K would apply to this revision to our financial statement, as we believe that the nature of this offsetting adjustment  would have little or no effect on a shareholder’s decision to invest in our company.  As such we do not intend to file an 8-K)

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19.

Results of Operations, page 19.

Gross Margin, pages 20 and 21

7.               Please refer to prior comment 19.  Please amend the 10-QSB to include disclosure similar to that included in your response.

We acknowledge your comments and propose that we would expand our disclosure as follows:

Cost of medical product revenue for the three and nine months ended March 31, 2005 and 2004 was $787,000 and $2,586,000 as compared to $1,050,000 and $2,863,000, respectively.  As a percentage of revenue, medical product cost of revenue for the three and nine months ended March 31, 2005 and 2004 represents 73% and 87%, and 70% and 74%, respectively, indicating a decrease in gross margin.  In fiscal 2004 we transitioned our prostate seeds business from a distributor based sales model to a direct, in-house, sales model.  During this time, we experienced a disruption in sales to some of our customers as we ramped up our direct selling efforts.  In addition, the radioactive seed market experienced extreme pricing pressures which further reduced our gross margins.  Because much of our manufacturing costs are fixed, the lower volumes and prices have a significant impact on our gross margins.  We have reviewed our inventory valuations and have determined that the valuations do not need to be adjusted.

Cost of semiconductor product revenue for the three and nine months ended March 31, 2005 and 2004 was $1,613,000 and $422,000 as compared with $3,520,000 and $970,000, respectively.  As a percentage of revenue, the cost of semiconductor revenue for the three and nine month periods ended March 31, 2005 and 2004, represents 100% and 109% and 136% and 116%, respectively, indicating an improvement in gross margin.  During the second quarter of fiscal 2005, we acquired Core Systems, a California corporation and began the process of integrating this acquisition into our business.  In addition, in the three month period ended March 31, 2005, we acquired Accurel Systems International, a California corporation and began the process of integrating this acquisition into our business.  Management expects the acquisitions to be fully integrated by the end of the fiscal year.  For the three months ended March 31, 2005, the improvement in the semiconductor gross margin is a direct result of these acquisitions.  This is essentially a service business and inventories are generally not a factor in the cost of revenue.

Cost of explosives detection product revenue for the three and nine months ended December 31, 2004 was $481,000 and $1,561,000, respectively, as compared with $396,000 and $318,000 for the comparable prior year period, respectively.  As a percentage of revenue, the cost of explosives detection revenue for the three and nine month periods ended March 31, 2005 and 2004, represents 274% and 106% and 48% and 49%, respectively.  The decrease in gross margin is a result of the additional expenses relating to the set up and staffing of the explosives detection department in preparation for the Company’s upcoming manufacturing needs.  In addition, there maybe delays between the time we finish a significant contract and the time we can recognize revenues on new contracts.

Liquidity and Capital Resources, page 22

8.               We see that the Accurel note totaling $1,650,000 is due on July 9, 2005.  We also see your increasing cash burn rate and limited available cash.  Make specific disclosure about how you plan on funding that payment.

We acknowledge your comments and propose that we would expand our disclosure as follows:

In addition, the company must repay the $1,650,000 shareholder note on July 9, 2005 and will use a combination of working capital and third party credit.  The company is currently negotiating with a California bank to secure a credit facility.

(SEC - The company secured a $1,500,000 line of credit with Bridge Bank, NA, on June 1, 2005.)

Item 3.  Controls and Procedures, page 27

9.               Revise to provide the disclosure about changes in internal controls as required by Item 308c to Regulation S-B and Item 3 to Part 1 of Form 10-QSB.

We would propose the following disclosure:  The company has made changes in its internal controls as a result of the reportable condition.  These changes include our commitment to put in place the appropriate resources to support our financial close processes. As part of this commitment, we have hired a full time experienced accountant to assist with the financial close process. The Company will continue to monitor its needs.